SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number: 001-31305

                           NOTIFICATION OF LATE FILING

     (Check One):  [ ] Form 10-K [ ] Form 11-K  [ ] Form 20-F  [ X ] Form 10-Q
[   ] Form N-SAR
         For Period Ended:  June 28, 2002
         [ ] Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR
         [ ] Transition Report on Form 11-K
         For the Transition Period Ended: ______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

________________________________________________________________________________



                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Foster Wheeler Ltd.

Former name if applicable

________________________________________________________________________________

Address of principal executive office

                            Perryville Corporate Park
                             Clinton, NJ 08809-4000


                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
[X] on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q, or portion thereof will be filed on or before the fifth calendar day following

                                                    (BULLETIN NO. 175, 08-15-97)
          the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Foster Wheeler Ltd. (the "Company") is in the process of finalizing a new revolving credit facility. The negotiations of which require a high level of management attention and leave the Company unable to complete the Form 10-Q without unreasonable effort or expense.

                                     PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Lisa  Fries-Gardner               (908)           730-4049
          (Name)                            (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ X ] Yes    [   ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The anticipated change was discussed in a press release issued on July 31, 2002. The responsive sections of the press release are reproduced below.

                              Foster Wheeler Ltd.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 8/12/02                                By /s/Thomas R. O'Brien
     -------                                   ---------------------------------
                                               Thomas R. O'Brien
                                               General Counsel & Senior Vice
                                               President

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                    (BULLETIN NO. 175, 08-15-97)

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                   ATTACHMENT

    Foster Wheeler Announces Second-Quarter and First-Half Financial Results

     HAMILTON, Bermuda--(BUSINESS WIRE)--July 31, 2002--Foster Wheeler Ltd. (NYSE:FWC) today reported revenues for the second quarter 2002 of $958.9 million and net income of $7.6 million, or $0.19 per share diluted, excluding after-tax special charges of $81.8 million, after recognizing gains on its foreign exchange contracts of $13.5 million and an increase in the allowance for domestic tax assets of $48.3 million.

     The special charges of $81.8 million include write-downs of $39.2 million on assets in the process of being sold, $30.7 million related to revisions of estimates of amounts to be realized on claims disposition, and $11.9 million of costs in connection with the company's refinancing efforts, performance intervention activities, and employee severance. The net loss for the quarter including all these items was $109 million, or $2.66 per share diluted.

     These results compare with second quarter 2001 revenues of $840 million, and net earnings of $5.8 million, or $0.14 per share diluted, excluding a $5.0 million loss on the sale of a hydrogen plant. Including this charge, the net earnings for the second quarter 2001 were $0.8 million, or $0.02 per share.

     New orders booked during the second quarter 2002 were $648.4 million versus $1.2 billion in the second quarter of last year, and backlog was $5.7 billion, compared to $6.3 billion at the close of the second quarter of 2001.

     At the close of the second quarter 2002, the company's cash and cash equivalents were $384.6 million compared to $423.2 million at the end of the first quarter of 2002. This change was primarily due to the run-off of the company's previous $50 million receivables sale arrangement which ended during the quarter. On June 28, 2002, the company's indebtedness was $1.1 billion, unchanged from the level at the end of the first quarter.

     For the six months ended June 28, 2002, revenues were $1,765 million, a 15 percent increase from $1,538 million in the first half of last year, attributable primarily to increased activity in the company's European subsidiaries. Net earnings for the period were $7.9 million, or $0.19 per share diluted, excluding after-tax special charges of $119.8 million, after recognizing gains on foreign exchange contracts of $13.5 million and an increase in the allowance for domestic tax assets of $60.0 million. The special charges of $119.8 million include write-downs of $51.5 million related to assets in the process of being sold, $30.7 million related to revisions of estimates of amounts to be realized on claims disposition, $16.1 million for goodwill impairment, and $21.5 million related to payments in connection with the company's refinancing efforts, performance intervention activities, and employee severance. The net loss for the six-month period including these charges was $158.4 million, or $3.87 per share diluted.

     These results compare to first-half 2001 net earnings of $13.9 million, or $0.34 per share diluted, excluding a $5.0 million loss on the sale of a hydrogen plant. Including this charge, net earnings for the first six months of 2001 were $8.9 million, or $0.22 per share diluted.

     As previously disclosed, the company's implementation of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," in connection with one waste-to-energy facility in the U.S. resulted in a $24.8 million charge for the impairment of goodwill.

                                                    (BULLETIN NO. 175, 08-15-97)

     Engineering and Construction Group Results

     Second quarter revenues were $560.2 million compared to $535.7 during the same period of 2001. New bookings for the quarter were $512.6 million compared to $635.1 million in the second quarter of 2001. This reduced level of bookings was primarily the result of delays in anticipated project investments by clients. The Group's ending backlog was $4.4 billion, essentially the same as the first quarter of 2002. For the first half of the year, E&C bookings were down to $896 million from $1.2 billion for the first six months of 2001. Revenues for the six months were $981.3 million compared to $1,009.3 million in the same period of the last year. Energy Group Results

     Revenues rose to $411.9 million from $313.4 million in the same quarter of 2001. New bookings during the second quarter were $138.0 million compared to $525.8 million in the second quarter of 2001, reflecting in part the downturn in the U.S. power market. Backlog at the end of the quarter was $1.4 billion compared to $1.7 billion in the first quarter of 2002. For the six-month period, bookings were $552.0 million compared to $904.7 million in 2001. Revenues for the half-year grew 45 percent to $799.3 million from $552.0 million in the same period last year.

     Safe Harbor Statement

     This news release contains forward-looking statements that are based on management's assumptions, expectations and projections about the various industries within which the Corporation operates. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The corporation cautions that a variety of factors, including but not limited to the following, could cause business conditions and results to differ materially from what is contained in forward-looking statements: changes in the rate of economic growth in the United States and other major international economies, changes in investment by the energy, power and environmental industries, changes in regulatory environment, changes in project schedules, changes in trade, monetary and fiscal policies worldwide, currency fluctuations, outcomes of pending and future litigation, protection and validity of patents and other intellectual property rights, and increasing competition by foreign and domestic companies.

                                                    (BULLETIN NO. 175, 08-15-97)